Exhibit 99.1

FCA posted European sales of 70,500 units for the month of October, representing a 7.7% year-over-year increase that was significantly higher than the industry average of 2.7%. For the ten months year-to-date, sales were up 12.9% (+8.2% for the industry) to 738,500 units. The Fiat Panda and 500 continued as leaders in the European A segment, with a combined share of 28.7% for the month. The 500 has also just passed the 1,500,000 mark for the number of vehicles produced in Europe. The Fiat 500L has now ranked as the best-selling Small MPV in Europe for more than a year (22.3% segment share year-to-date) and the 500X has firmly established itself as one of the most popular vehicles in the Small SUV segment. On the back of these individual performances, the Fiat brand continued to outperform the industry average with October sales up 8.6% year-over-year. Jeep brand sales were up 145.6% for the year-to-date, driven by the performance of the Renegade that ranks among the top ten in its segment.

In October, the European passenger car market (EU28+EFTA) posted new vehicle registrations up 2.7% to more than 1,144,000 units.
For the ten months year-to-date, registrations were up 8.2% to nearly 12,000,000 vehicles.

FCA closed the month with sales up 7.7% over October a year ago to more than 70,500 vehicles. This marked the tenth consecutive month that the Group has outperformed the industry average, taking European market share to 6.2% (+30 bps).
For the year-to-date, FCA sales were up 12.9% to nearly 738,500 vehicles and share increased to 6.2% (+30 bps).
FCA posted sales increases in most major European markets, in several cases outpacing the industry. In Italy, sales were up 10.8% in October and 16.8% year-to-date. FCA also posted sales increases in: Germany (+7.5% year-to-date); France (+5.5% in October and +12.8% year-to-date); the UK (+6.2% in October and +4.3% year-to-date); and Spain (+16.9% in October and +27.7% year-to-date).

Fiat brand also outperformed the industry, with October sales up 8.6% to 53,500 vehicles and market share 30 basis points higher at 4.7%.
For the year-to-date, brand sales totaled more than 556,600 vehicles (+10.4% year-over-year) and market share was 4.7% (+10 bps).
The brand posted October increases in several markets, including Italy (+16.0%), France (+7.5%) and Spain (+13.1%). For the year-to-date, sales were higher in Italy (+14.5%), Germany (+3.2%), France (+16.7%) and Spain (+26.0%).
Fiat continued to dominate the European A segment in October with the Panda and 500 accounting for a combined 28.7% share. Sales of the Panda (which led the A segment in October) were up 13.7% for the year-to-date to 147,000 units. For the 500, European sales total more than 156,000 units so far this year and the Tychy plant in Poland recently marked production of its 1.5 millionth unit. The 500L was the best-selling vehicle in the Small MPV segment for both October and the year-to-date. With more than 71,600 vehicles sold so far this year, the 500L holds a 22.3% segment share. The 500X continues to achieve sales increases - with nearly 58,000 units sold so far this year - and it has firmly established itself among the top five Small SUVs in Europe. In Italy, the 500X was the segment leader for both October and the year-to-date. Finally, sales of the Fiat Punto were up 18.2% over October one year ago.

Lancia/Chrysler posted October sales of 4,400 vehicles and market share was 0.4%. Year-to-date, brand sales across Europe totaled nearly 53,000 units and market share was 0.4%.
In Italy, Lancia’s core market, brand sales were up 0.7% for the year-to-date and sales of the Ypsilon increased 8.7%.

Alfa Romeo posted October sales of 4,400 vehicles and market share remained stable at 0.4%. October sales were up 11.2% in the UK.
For the year-to-date, the brand’s European sales totaled 48,000 units (market share: 0.4%), with increases of 6.1% in Italy and 27.1% in Austria.
For the Giulietta, 2015 sales are in line with the prior year.

Jeep marked its 24th-consecutive month of sales growth in October, with unit sales up 69.9% to more than 7,400 vehicles. Market share was 30 basis points higher at 0.7%. The brand posted increases in all major European markets, significantly outperforming the industry average. By market, unit sales were up 102.2% in Italy, 9.9% in Germany, 124.2% in France, 112.8% in the UK and 134.5% in Spain.
Year-to-date, sales increased 145.6% to more than 73,000 vehicles and market share doubled to 0.6%.

Those results were driven by continued strong growth for the Jeep Renegade, firmly among the top ten in its segment in Europe with more than 45,000 units sold so far in 2015.

For Ferrari and Maserati, the Group’s luxury brands, European sales totaled 759 vehicles in October and 7,836 for the year-to-date.

London, 17 November 2015

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